UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 1, 2016

LILIS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

216 16th Street, Suite #1350
Denver, CO	80202
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

As previously disclosed in the Current Report on Form 8-K filed by Lilis Energy, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission, on January 5, 2016, the Company entered into a forbearance agreement (the “Forbearance Agreement”) with Heartland Bank, an Arkansas state bank (“Heartland”) and the financial institutions from time to time signatory thereto (individually each a “Lender” and any and all such financial institutions, collectively, the “Lenders”), pursuant to which Heartland, acting for itself as Lender and as administrative agent, agreed to forbear exercising any of its remedies for the existing covenant defaults pursuant to that certain credit agreement, dated as of January 8, 2015, for period of time to permit the Company to consummate the merger with Brushy Resources, Inc. (the “Merger”) and seek refinancing of the indebtedness owed to Heartland in the approximate amount of $2,750,000 (the “Loan”).

On March 1, 2016, the Company and Heartland entered into an amendment to the Forbearance Agreement (the “Amendment”). Pursuant to the Amendment, the amount of New Subordinated Debt (as defined in the Amendment) was increased by $1 million to a total of $5 million. The Company agreed to use the proceeds from the issuance of up to $1,000,000 in New Subordinated Debt, issued after March 1, 2016, for the following purposes: (i) up to $150,000 paid to the Company’s auditors, (ii) up to $100,000 for legal expenses related to the Merger and (iii) up to $750,000 for interest payments to the Lenders and for the Company’s general working capital and other ordinary accounts payable. Additionally, the Company agreed to deliver by email to Heartland (i) a list of any money in escrow, and the investor which deposited such money, for any anticipated financing to be used for the proposed purchase of the Brushy Resources, Inc. bank loan from its senior lender, Independent Bank, and the repayment of the Loan (the “New Financing”) and (ii) a brief update on the status and targeted closing date of the New Financing.

A copy of the Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	First Amendment to the Forbearance Agreement, dated as of March 1, 2016, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2016	LILIS ENERGY, INC.

	By:	/s/ Kevin Nanke
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	First Amendment to the Forbearance Agreement, dated as of March 1, 2016, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.